UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  4)*

CollPlant Biotechnologies Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.5 per share (including Ordinary Shares represented by American
Depositary Shares (ADSs) at a ratio of one Ordinary Share per each ADS)

(Title of Class of Securities)

19516R107

(CUSIP Number)

Lillian S. Loewenbaum Grantor Retained Annuity Trust I

Lillian S. Loewenbaum Grantor Retained Annuity Trust V

Lillian S. Loewenbaum Grantor Retained Annuity Trust VI

The Waterproof Partnership, Ltd.

The Loewenbaum 1992 Trust

George Walter Loewenbaum

Elizabeth S. Loewenbaum

Lillian S. Loewenbaum

c/o Lillian S. Loewenbaum

1000 Westbank Dr., Ste #2A

Austin, TX 78746

Copy to:

Jason R. Schendel

Sheppard, Mullin, Richter & Hampton LLP

Four Embarcadero Center

Embarcadero Ctr., 17th Floor

San Francisco, CA 94111

(650) 815-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19516R107	Page 2 of 16

1.	Name of Reporting Person: George Walter Loewenbaum
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 895,506 Ordinary Shares(1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 895,506 Ordinary Shares(1)
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 895,506 Ordinary Shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.01%(2)
12.	Type of Reporting Person (See Instructions): IN

(1)  Consists of (a) 60,794 shares of the Issuer’s ordinary shares underlying American Depository Shares (“ADSs”) held by the Walter Loewenbaum Trust, (b) 70,856 ordinary shares underlying ADSs held by the Reporting Person directly, and (c) 763,856 ordinary shares underlying ADSs held by the Reporting Person in an IRA.

(2)  Based on 11,186,481 ordinary shares of the Issuer issued and outstanding as of December 30, 2022 (which number was set forth in the Registration Statement on Form F-3 filed by the Issuer with the SEC on December 30, 2022).

CUSIP No. 19516R107	Page 3 of 16

1.	Name of Reporting Person: Lillian S. Loewenbaum
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 50,106 Ordinary Shares(1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 50,106 Ordinary Shares(1)
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,106 Ordinary Shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.45%(2)
12.	Type of Reporting Person (See Instructions): IN

(1)  Consists of (a) 10,000 shares of the Issuer’s ordinary shares underlying ADSs held in the Lillian Shaw Loewenbaum Trust, and (b) 40,106 shares of the Issuer’s ordinary shares underlying ADSs held by the Reporting Person directly.

(2)  Based on 11,186,481 ordinary shares of the Issuer issued and outstanding as of December 30, 2022 (which number was set forth in the Registration Statement on Form F-3 filed by the Issuer with the SEC on December 30, 2022).

CUSIP No. 19516R107	Page 4 of 16

1.	Name of Reporting Person: Elizabeth S. Loewenbaum
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,688 Ordinary Shares
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,688 Ordinary Shares
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,688 Ordinary Shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.18%(1)
12.	Type of Reporting Person (See Instructions): IN

(1)  Based on 11,186,481 ordinary shares of the Issuer issued and outstanding as of December 30, 2022 (which number was set forth in the Registration Statement on Form F-3 filed by the Issuer with the SEC on December 30, 2022).

CUSIP No. 19516R107	Page 5 of 16

1.	Name of Reporting Person: Lillian S. Loewenbaum Grantor Retained Annuity Trust I
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 22,805 Ordinary Shares
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 22,805 Ordinary Shares
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,805 Ordinary Shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.20%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)  Based on 11,186,481 ordinary shares of the Issuer issued and outstanding as of December 30, 2022 (which number was set forth in the Registration Statement on Form F-3 filed by the Issuer with the SEC on December 30, 2022).

CUSIP No. 19516R107	Page 6 of 16

1.	Name of Reporting Person: Lillian S. Loewenbaum Grantor Retained Annuity Trust V
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,000 Ordinary Shares
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,000 Ordinary Shares
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000 Ordinary Shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.18%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)  Based on 11,186,481 ordinary shares of the Issuer issued and outstanding as of December 30, 2022 (which number was set forth in the Registration Statement on Form F-3 filed by the Issuer with the SEC on December 30, 2022).

CUSIP No. 19516R107	Page 7 of 16

1.	Name of Reporting Person: Lillian S. Loewenbaum Grantor Retained Annuity Trust VI
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 30,000 Ordinary Shares
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 30,000 Ordinary Shares
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000 Ordinary Shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.27%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)  Based on 11,186,481 ordinary shares of the Issuer issued and outstanding as of December 30, 2022 (which number was set forth in the Registration Statement on Form F-3 filed by the Issuer with the SEC on December 30, 2022).

CUSIP No. 19516R107	Page 8 of 16

1.	Name of Reporting Person: The Loewenbaum 1992 Trust
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 49,510 Ordinary Shares
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 49,510 Ordinary Shares
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 49,510 Ordinary Shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.44%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)  Based on 11,186,481 ordinary shares of the Issuer issued and outstanding as of December 30, 2022 (which number was set forth in the Registration Statement on Form F-3 filed by the Issuer with the SEC on December 30, 2022).

CUSIP No. 19516R107	Page 9 of 16

1.	Name of Reporting Person: The Waterproof Partnership, Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 31,207 Ordinary Shares
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 31,207 Ordinary Shares
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,207 Ordinary Shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.28%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)  Based on 11,186,481 ordinary shares of the Issuer issued and outstanding as of December 30, 2022 (which number was set forth in the Registration Statement on Form F-3 filed by the Issuer with the SEC on December 30, 2022).

CUSIP No. 19516R107	Page 10 of 16

Item 1(a).	Name of Issuer:

CollPlant Biotechnologies Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

Item 2(a).	Name of Person(s) Filing:

This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i)  George Walter Loewenbaum, an individual

(ii)  Lillian S. Loewenbaum, an individual

(iii)  Elizabeth Loewenbaum, an individual

(iv)  Lillian S. Loewenbaum Grantor Retained Annuity Trust I, a Texas trust,

(v)  Lillian S. Loewenbaum Grantor Retained Annuity Trust V, a Texas trust,

(vi)  Lillian S. Loewenbaum Grantor Retained Annuity Trust VI, a Texas trust,

(vii)  The Loewenbaum 1992 Trust, a Texas trust, and

(viii)  The Waterproof Partnership, Ltd., a Texas partnership.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each Reporting Person is 1000 Westbank Dr, Ste #2A, Austin, TX 78746.

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

See the cover page of this filing.

Item 2(e).	CUSIP Number:

19516R107.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 19516R107	Page 11 of 16

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of each cover page.

(b)	Percent of class:

See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 19516R107	Page 12 of 16

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 19516R107	Page 13 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2023	Name:	/s/ George Walter Loewenbaum

Dated: January 25, 2023	Name:	/s/ Lillian S. Loewenbaum

Dated: January 25, 2023	Name:	/s/ Elizabeth Loewenbaum

Dated: January 25, 2023	Lillian S. Loewenbaum Grantor Retained Annuity Trust I

	By:	/s/ George Walter Loewenbaum
	Name:	George Walter Loewenbaum
	Title:	Trustee

Dated: January 25, 2023	Lillian S. Loewenbaum Grantor Retained Annuity Trust V

	By:	/s/ George Walter Loewenbaum
	Name:	George Walter Loewenbaum
	Title:	Trustee

Dated: January 25, 2023	Lillian S. Loewenbaum Grantor Retained Annuity Trust VI

	By:	/s/ George Walter Loewenbaum
	Name:	George Walter Loewenbaum
	Title:	Trustee

Dated: January 25, 2023	The Waterproof Partnership, Ltd.

	By:	/s/ George Walter Loewenbaum
	Name:	George Walter Loewenbaum
	Title:	General Partner

	By:	/s/ Lillian S. Loewenbaum
	Name:	Lillian S. Loewenbaum
	Title:	General Partner

Dated: January 25, 2023	The Loewenbaum 1992 Trust

	By:	/s/ George Walter Loewenbaum
	Name:	George Walter Loewenbaum
	Title:	Trustee

	By:	/s/ Lillian S. Loewenbaum
	Name:	Lillian S. Loewenbaum
	Title:	Trustee

CUSIP No. 19516R107	Page 14 of 16

EXHIBIT INDEX

Exhibit

Exhibit A:       Joint Filing Agreement.

CUSIP No. 19516R107	Page 15 of 16

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, par value NIS 1.5 per share (including Ordinary Shares represented by American Depositary Shares (ADSs) at a ratio of one Ordinary Share per ADS, of CollPlant Biotechnologies Ltd., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 25, 2023.

Dated: January 25, 2023	Name:	/s/ George Walter Loewenbaum

Dated: January 25, 2023	Name:	/s/ Lillian S. Loewenbaum

Dated: January 25, 2023	Name:	/s/ Elizabeth Loewenbaum

Dated: January 25, 2023	Lillian S. Loewenbaum Grantor Retained Annuity Trust I

	By:	/s/ George Walter Loewenbaum
	Name:	George Walter Loewenbaum
	Title:	Trustee

Dated: January 25, 2023	Lillian S. Loewenbaum Grantor Retained Annuity Trust V

	By:	/s/ George Walter Loewenbaum
	Name:	George Walter Loewenbaum
	Title:	Trustee

Dated: January 25, 2023	Lillian S. Loewenbaum Grantor Retained Annuity Trust VI

	By:	/s/ George Walter Loewenbaum
	Name:	George Walter Loewenbaum
	Title:	Trustee

CUSIP No. 19516R107	Page 16 of 16

Dated: January 25, 2023	The Waterproof Partnership, Ltd.

	By:	/s/ George Walter Loewenbaum
	Name:	George Walter Loewenbaum
	Title:	General Partner

	By:	/s/ Lillian S. Loewenbaum
	Name:	Lillian S. Loewenbaum
	Title:	General Partner

Dated: January 25, 2023	The Loewenbaum 1992 Trust

	By:	/s/ George Walter Loewenbaum
	Name:	George Walter Loewenbaum
	Title:	Trustee

	By:	/s/ Lillian S. Loewenbaum
	Name:	Lillian S. Loewenbaum
	Title:	Trustee